



The Penny Shoppe LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $250,000

Offering End Date: June 26, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: The Penny Shoppe LLC

Founded: March 21, 2019

Address: 4055 Irving St.
San Francisco, CA 94122

Industry: Full-Service Restaurants

Employees: 12

Website: https://www.palmcitysf.com

Use of Funds Allocation:

If the maximum raise is met:

$235,000 (94.00%) – of the proceeds will go towards build-out of second location
$15,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 11,300 Followers





Business Metrics:

	FY21	FY22	2023 Q1
Total Assets	$438,280	$229,060	$296,559
Cash & Cash Equivalents	$5,735	$14,893	$69,883
Accounts Receivable	$0	$0	$0
Short-term Debt	$311,293	$267,088	$299,759
Long-term Debt	$0	$0	$0
Revenue	$1,368,662	$1,762,115	$453,306
Cost of Goods Sold	$784,740	$830,938	$195,309
Taxes	$0	$0	$0
Net Income	-$88,272	-$11,034	$34,826

Recognition:

The Penny Shoppe LLC (DBA Palm City Wines) has exploded on the SF food scene. With features in the San Francisco Chronicle and Food & Wine, where they were named "Favorite Wine Bars in San Francisco", they are proud to say that they have a dozen employees to whom they are able to provide a livable wage, health insurance and a 401K. Their East Coast-style (meets West Coast) hoagies have really become synonymous with their brand and they look forward to having a second location to keep up with the demand.

About:

The Penny Shoppe LLC (DBA Palm City Wines) is a neighborhood gathering space in the Outer Sunset neighborhood of San Francisco brought to you by a third generation Sunsetter and a Philly transplant that call the Sunset home. Together, their goal is to share their love of good food and wines with all.

For more information, contact our Customer Support Team at support@thesmbx.com

